EXHIBIT 12

Markel Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	PROFORMA		ACTUAL
	Six Mo. Ended June 30,	Year Ended Dec 31,	Six Mo. Ended June 30,	Year Ended December 31,
	2004	2003	2004	2003	2002	2001	2000	1999
Earnings:
Earnings from continuing operations before income taxes	$143,717	$170,648	$149,824	$184,551	$117,693	$(182,198)	$(51,806)	$53,440
Fixed charges	34,087	70,078	27,980	56,175	44,154	52,511	56,030	27,058

Earnings from continuing operations, as adjusted	$177,804	$240,726	$177,804	$240,726	$161,847	$(129,687)	$4,224	$80,498

Fixed Charges:
Interest Expense	$31,929	$65,864	$25,822	$51,961	$40,100	$48,647	$52,348	$25,150
Portion of rental expense representative of interest	2,158	4,214	2,158	4,214	4,054	3,864	3,682	1,908

Fixed Charges	$34,087	$70,078	$27,980	$56,175	$44,154	$52,511	$56,030	$27,058

Ratio of Earnings to Fixed Charges	5.2	3.4	6.4	4.3	3.7	—	—	3.0

Deficiency in the coverage of fixed charges by earnings before fixed charges	$—	$—	$—	$—	$—	$182,198	$51,806	$—

Notes:

*	The Company’s consolidated insurance company subsidiaries are subject to certain regulatory restrictions on the payment of dividends or advances to the Company.